ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122

May 4, 2007

Dear Stockholder:

We are pleased to inform you that, on May 3, 2007, ION Media Networks, Inc. (the ‘‘Company’’) entered into a Master Transaction Agreement (the ‘‘Transaction Agreement’’) with NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC (‘‘Offeror’’).

Under the terms of the Transaction Agreement and subject to the conditions set forth in Offeror’s Offer to Purchase and related materials, Offeror is commencing today a cash tender offer (the ‘‘Tender Offer’’) to purchase all of the outstanding shares of the Class A common stock, par value $0.001 per share (the ‘‘Class A Common Stock’’), of the Company at a purchase price of $1.46 per share (the ‘‘Offer Price’’), net to the seller in cash, without interest. Unless subsequently extended, the Tender Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, June 1, 2007.

Following the successful completion of the Tender Offer and the closing of the exercise of the call option, as described below, Offeror intends to cause the Company to effect a reverse stock split of the outstanding shares in a manner and in an amount that will result in Offeror being the sole holder of the shares or, in the event Offeror is not the largest holder of shares following the Tender Offer, that will result in all the shares ceasing to remain outstanding. Stockholders that are cashed out as a result of the reverse stock split will receive $1.46 per share in cash, without interest.

Under a call agreement for shares of Class A Common Stock and shares of Class B common stock, par value $0.001 per share, of the Company that has been transferred to Offeror in connection with the Tender Offer, the Offeror will be able to gain control of the Company subject to the approval of the Federal Communications Commission. This will enable Offeror to effect the reverse stock split unilaterally.

The Company’s board of directors authorized the Company to execute and deliver the Transaction Agreement and the related agreements and instruments and to enter into the transactions contemplated by the Transaction Agreement, including the Tender Offer, and has determined the Tender Offer is fair to, and in the best interests of, the holders of shares of Class A Common Stock. Accordingly, the Company’s board of directors recommends that you accept the Tender Offer and tender your shares of Class A Common Stock into the Tender Offer.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors as described in the enclosed Schedule 14D-9 that the Company has filed with the Securities and Exchange Commission. These factors include the recommendation of the special committee and the opinion of Houlihan Lokey, Howard & Zukin Financial Advisors, Inc., dated May 3, 2007, to the effect that the $1.46 per share in cash to be received by holders of Class A Common Stock in the Tender Offer is fair from a financial point of view to such holders, as of the date of, and based upon and subject to the factors, limitations and assumptions set forth in, its written opinion.

Offeror’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Class A Common Stock, set forth the terms and conditions of Offeror’s Tender Offer and provide instructions as to how to tender your shares. We urge you to read these materials carefully

Very Truly Yours,
R. Brandon Burgess Chief Executive Officer & President